                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Millennium Pharmaceuticals, Inc.
      --------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
      --------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                4.50% Convertible Senior Notes due June 15, 2006
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AE 2
                                   217753 AF 9
                                   217753 AG 7
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000

                            CALCULATION OF FILING FEE

Transaction Valuation(1)                                 Amount of filing fee(2)

     $305,025,000                                                $28,063

(1) Determined pursuant to Rule 0-11(b)(1) of the Securities Exchange Act of 1934. Based upon the maximum amount of cash that might be paid for the 4.50% Convertible Senior Notes due June 15, 2006.

(2) The amount of the filing fee, calculated in accordance with Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, equals $92 per $1,000,000 of the value of securities proposed to be purchased.

[_] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: Not applicable.    Filing party: Not applicable.

Form or Registration No.: Not applicable.  Date filed: Not applicable.

[_] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]      third party tender offer subject to Rule 14d-1.

[X]      issuer tender offer subject to Rule 13e-4.

[_]      going-private transaction subject to Rule 13e-3.

[_]      amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [_]

                                  TENDER OFFER

         This Tender Offer Statement on Schedule TO relates to a change in control offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms and subject to the conditions set forth in the attached Change in Control Notice and Offer to Purchase, dated March 14, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR Therapeutics, Inc., a Delaware corporation ("COR"). A Change in Control occurred on February 12, 2002, as a result of Millennium's acquisition of COR (the "COR Acquisition"). Pursuant to the COR Acquisition, Millennium assumed the 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits
(a)(1)(i) and (a)(1)(ii) respectively hereto.

ITEM 1. SUMMARY TERM SHEET.

         The information set forth in the section of the Offer to Purchase captioned "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

         (a) The name of the issuer is Millennium Pharmaceuticals, Inc., a Delaware corporation, and the address and telephone number of its principal executive offices is 75 Sidney Street, Cambridge, Massachusetts 02139, (617) 679-7000. The information set forth in the Offer to Purchase in the section captioned "Information About Millennium" is incorporated herein by reference.

         (b) The securities that are subject to this offer are the 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR and assumed by Millennium pursuant to the COR Acquisition. As of the date of this statement, there was $300 million aggregate principal amount of the notes outstanding.

         (c) The notes are not listed on any national securities exchange or authorized to be quoted in any inter-dealer quotation system of any national securities association. There is no established trading market for these notes.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

         (a) The information set forth under Item 2(a) above is incorporated herein by reference. Millennium is both the filing person and the subject company.

                  As required by General Instruction C to Schedule TO promulgated by the United States Securities and Exchange Commission, the following persons are directors and/or executive officers and/or controlling persons of Millennium:

                  Mark J. Levin                             Chairperson of the Board of Directors,
                                                            Chief Executive Officer and President

                  Vaughn M. Kailian                         Vice Chairperson of the Board of
                                                            Directors

                  Kevin P. Starr                            Chief Operating Officer and Chief
                                                            Financial Officer

                  John B. Douglas III                       Senior Vice President, General Counsel
                                                            and Secretary

                  Charles J. Homcy                          President of Research and Development

                  John Maraganore                           Senior Vice President, Strategic
                                                            Product Development

                  Linda K. Pine                             Senior Vice President, Human Resources

                  Robert Tepper                             Executive Vice President, Discovery
                                                            and Chief Scientific Officer

                  Eugene Cordes                             Director

                  Shaun R. Coughlin                         Director

                  Ginger L. Graham                          Director

                  A. Grant Heidrich, III                    Director

                  Raju S. Kucherlapati                      Director

                  Eric S. Lander                            Director

                  Ernest Mario                              Director

                  Edward D. Miller, Jr.                     Director

                  Norman C. Selby                           Director

                  Kenneth E. Weg                            Director

                  The address of each director and/or executive officer listed above is c/o Millennium Pharmaceuticals, Inc., 75 Sidney Street, Cambridge, MA 02139, and each such person's telephone number is (617) 679-7000.

ITEM 4. TERMS OF THE TRANSACTION.

         (a) The information set forth in the sections of the Offer to Purchase captioned "Summary Term Sheet", "The Offer -- General", "-- Purpose of the Offer", "-- Information about the Notes", "-- Source and Amount of Funds", "-- Expiration Date; Extensions; Amendments; Termination", "Procedures for Tendering and Withdrawing Notes -- Tendering Notes", "-- Withdrawal Rights", "-- Acceptance for Payment", "United States Federal Income Tax Consequences -- United States Holders", "-- Purchase of Notes under the Offer", "-- Market Discount", and "-- Amortizable Bond Premium" is incorporated herein by reference.

         (b) None of the subject securities are to be purchased from any officer, director, or affiliate of Millennium.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (e) The notes are governed by the Indenture, dated as of June 11, 2001, between Millennium (originally COR), as Issuer, and U.S. Bank, N.A. (originally Firstar Bank, N.A.), as Trustee, as amended by the First

Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR and U.S. Bank, N.A., and the Second Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (a) The information set forth in the Offer to Purchase in the section captioned "The Offer -- Purpose of the Offer" is incorporated herein by reference.

         (b) The information set forth in the Offer to Purchase in the section captioned "The Offer -- Purpose of the Offer" is incorporated herein by reference.

         (c)(1) None.

         (c)(2) None.

         (c)(3) None.

         (c)(4) None.

         (c)(5) None.

         (c)(6) None.

         (c)(7) None.

         (c)(8) None.

         (c)(9) None.

         (c)(10) None.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         (a) The information set forth in the Offer to Purchase in the section captioned "The Offer - Source and Amount of Funds" is incorporated herein by reference.

         (b) Not applicable.

         (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         (a) None.

         (b) Pursuant to the COR Acquisition, Millennium assumed COR's rights and obligations under the Indenture, dated as of June 11, 2001, between COR and U.S. Bank, N.A. (originally Firstar Bank, N.A.), as Trustee, governing the notes. No director, officer, or controlling person effected any transaction in the subject securities in the last 60 days.

ITEM 9. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a) The information set forth in the Offer to Purchase in the section captioned "Dealer Manager; Paying Agent; Fees and Expenses" is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

         (a) Millennium does not believe it is required to include such information due to the fact that such information is not material because, among other reasons, the consideration offered consists solely of cash, the offer is not subject to any financing condition, the offeror is a public reporting company that files reports electronically under EDGAR and the Offer is for all outstanding notes.

         (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

         Agreements, Regulatory Requirements and Legal Proceedings.

         (a) (1) None.

         (a) (2) None.

         (a) (3) None.

         (a) (4) None.

         (a) (5) None.

         Other Material Information.

         (b) The information set forth in the Offer to Purchase and the Letter of Transmittal dated as of March 14, 2002, copies of which are attached hereto as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, is incorporated herein by reference.

ITEM 12. EXHIBITS.

         (a)(1)(i) Change in Control Notice and Offer to Purchase, dated March 14, 2002.*

         (a)(1)(ii) Letter of Transmittal, dated March 14, 2002.*

         (a)(1)(iii Letter to Clients, dated March 14, 2002.*

         (a)(1)(iv) Letter to Broker-Dealers, dated March 14, 2002.*

         (a)(1)(v)  Guidelines to Form W-9.*

         (a)(2)     Press Release Regarding Offer, dated March 14, 2002.*

         (b)        None.

         (d)(1) Indenture by and between COR Therapeutics, Inc. and Firstar Bank, N.A., dated June 11, 2001 (previously filed as Exhibit
                    4.1 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No. 0-19290, and incorporated herein by reference).

         (d)(2) First Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR Therapeutics, Inc. and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit 4.2 to Millennium's Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).

         (d)(3) Second Supplemental Indenture, dated as of February 12,2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.),relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit 4.3 to Millennium's Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).

         (d)(4) Registration Rights Agreement among COR Therapeutics, Inc. and Goldman, Sachs & Co., Robertson Stephens Inc., Credit Suisse First Boston Corporation, CIBC World Markets Corp., and Needham & Company, Inc., dated June 11, 2001 (previously filed as Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No.0-19290, and incorporated herein by reference).

         (g) None.

         (h) None.

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*        Filed herewith

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

         (a) Not applicable.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.



                                   MILLENNIUM PHARMACEUTICALS, INC.

                                   By:  /s/ John B. Douglas III
                                        --------------------------------------
                                        John B. Douglas III
                                        Senior Vice President, General Counsel
                                        and Secretary

Date: March 14, 2002

                                  EXHIBIT INDEX

         Exhibit
         Number                             Description
         (a)(1)(i)         Change in Control Notice and Offer to Purchase, dated
                           March 14, 2002.*

         (a)(1)(ii)        Letter of Transmittal, dated March 14, 2002.*

         (a)(1)(iii)       Letter to Clients, dated March 14, 2002.*

         (a)(1)(iv)        Letter to Broker-Dealers, dated March 14, 2002.*

         (a)(1)(v)         Guidelines to Form W-9.*

         (a)(2)            Press Release Regarding Offer, dated March 14, 2002.*

         (d)(1)            Indenture by and between COR Therapeutics, Inc. and
                           Firstar Bank, N.A., dated June 11, 2001 (previously filed as Exhibit 4.1 to the COR Therapeutics, Inc.
                           Quarterly Report on Form 10-Q for the period ended
                           June 30, 2001, File No. 0-19290, and incorporated herein by reference).

         (d)(2)            First Supplemental Indenture, dated as of February
                           12, 2002, among Millennium, COR Therapeutics, Inc.
                           and U.S. Bank, N.A. (formerly known as Firstar Bank,
                           N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit 4.2 to
                           Millennium's Registration Statement on Form S-3, File
                           No. 333-82654, and incorporated herein by reference).

         (d)(3)            Second Supplemental Indenture, dated as of February
                           12, 2002, between Millennium and U.S. Bank, N.A.
                           (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006
                           (previously filed as Exhibit 4.3 to Millennium's
                           Registration Statement on Form S-3, File No.
                           333-82654, and incorporated herein by reference).

         (d)(4)            Registration Rights Agreement among COR Therapeutics,
                           Inc. and Goldman, Sachs & Co., Robertson Stephens
                           Inc., Credit Suisse First Boston Corporation, CIBC
                           World Markets Corp., and Needham & Company, Inc., dated June 11, 2001 (previously filed as Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly Report on
                           Form 10-Q for the period ended June 30, 2001, File
                           No. 0-19290, and incorporated herein by reference).

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*        Filed herewith